Filed by TekInsight.com,Inc.
                                       pursuant to Rule 425 under the Securities
                                       Act of 1933, as amended.

                                       Subject Company: Data Systems Network
                                       Corporation
                                       Commission File No.: 33-336044


FOR MORE INFORMATION, CONTACT:
Julie Hall/Melissa Beck
Edelman Public Relations Worldwide
312-297-7525 OR 312-240-3376
julie.hall@edelman.com/melissa.beck@edelman.com

      TEKINSIGHT.COM CLOSES ACQUISITION OF DATA SYSTEMS NETWORK CORPORATION

NEW YORK - AUGUST 14, 2000 - TekInsight.com (NASDAQ: TEKS TEKSW), an Internet development company that offers software and services based on its Streaming XML(TM) technology, today announced that its acquisition of Data Systems Network Corporation (OTCBB: DSYS), a leading provider of enterprise services, closed on August 11, 2000, to be effective August 14, 2000. With this merger, Data Systems becomes a wholly-owned subsidiary of TekInsight.com.

As a result of this acquisition, TekInsight immediately strengthens its position in the e-support and e-government arenas. "Together we are positioned to become a leader in web-enabling governments and businesses with technology for the new Internet economy. The merger of our two companies allows us to utilize our core Streaming XML technology and capitalize on what we see as the next evolution in the Internet. `People helping People' in a real-time environment," said Steve Ross, president and CEO of TekInsight.

Data Systems shareholders will receive a new class of TekInsight.com convertible Preferred Stock to be listed on the NASDAQ Small Cap market, under the symbol TEKSP, having an approximate $12,500,000 market value on the closing date of the acquisition. TekInsight's stock price closed on Friday, August 11, 2000 at $2.38.

ABOUT DATA SYSTEMS NETWORK CORPORATION

Data Systems Network Corporation has more than 13 years of experience providing strategic technology solutions to Fortune 1000 companies and over 16 state and local government agencies. The company provides a wide range of services, including Applications Development, Network Services, Enterprise Management, Help Desk and Security Services.

ABOUT TEKINSIGHT.COM

TekInsight.com is a world-class Internet development company that offers software and services based on its Streaming XML(TM) technology, which harnesses the power of Internet-based information by streaming it into XML and compressing the format for real-time storage and presentation. TekInsight e-Government Services offers states, municipalities and government agencies power and flexibility in designing and implementing custom e-government Internet presences. TekInsight e-Government Services offerings include application development, integration and support. TekInsight's BugSolver is a series of Internet-based application failure detection services that provide IT departments with virtually instant, accurate answers and assistance to users when a computer or network failure occurs.

                                      # # #


FORWARD LOOKING STATEMENTS
THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WHICH ARE INTENDED TO BE COVERED BY THE SAFE HARBORS CREATED THEREBY. INVESTORS ARE CAUTIONED THAT CERTAIN STATEMENTS IN THIS RELEASE ARE "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS. SUCH UNCERTAINTIES AND RISKS INCLUDE, AMONG OTHERS, CERTAIN RISKS ASSOCIATED WITH THE OPERATION OF THE COMPANY DESCRIBED ABOVE, GOVERNMENT REGULATION, AND GENERAL ECONOMIC AND BUSINESS CONDITIONS. ACTUAL EVENTS, CIRCUMSTANCES, EFFECTS AND RESULTS MAY BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. CONSEQUENTLY, THE FORWARD LOOKING STATEMENTS CONTAINED HEREIN SHOULD NOT BE REGARDED AS REPRESENTATIONS BY TEKINSIGHT.COM, OR ANY OTHER PERSON THAT THE PROJECTED OUTCOMES CAN OR WILL BE ACHIEVED.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

TekInsight.com filed a Registration Statement on SEC Form S-4 in connection with the merger of TekInsight.com and Data Systems on May 1, 2000 (SEC file # 33-336044, which Registration Statement was declared effective on July 13, 2000. TekInsight.com and Data Systems mailed a Joint Proxy Statement/Prospectus to shareholders of TekInsight.com and Data Systems containing information about the merger. Investors and shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about TekInsight.com, Data Systems, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and other related matters. TekInsight and its officers and directors may be deemed participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in the Registration Statement and the Joint Proxy Statement/ Prospectus. Data Systems and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Data Systems with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in the Registration Statement and the Joint Proxy Statement/Prospectus. Investors and shareholders can obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from TekInsight.com by directing a request to TekInsight.com, Inc., 5 Hanover Square, 24th Floor, New York, New York 10004, attention: Arion Kalpaxis, telephone: (212) 278-8520.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, TekInsight.com and Data Systems file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by TekInsight.com or Data Systems at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. TekInsight.com's and Data Systems' filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov